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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MILLENNIUM PHARMACEUTICALS, INC.
(Name of Subject Company)

MAHOGANY ACQUISITION CORP.
a wholly-owned subsidiary of

TAKEDA AMERICA HOLDINGS, INC.
a wholly-owned subsidiary of

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

599902103
(CUSIP Number of Class of Securities)

Iwaaki Taniguchi
President
Takeda America Holdings, Inc.
767 Third Avenue, 8th Floor
New York, NY 10017
Tel: (212) 421-6954
Fax: (212) 355-5243
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Bruce W. Raphael, Esq.
Matthew J. Gardella, Esq.
Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue
Boston, Massachusetts 02199
Tel: (617) 239-0100
Fax: (617) 227-4420

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,362,883,945	$328,662
    *
    Estimated solely for the purpose of calculating the filing fee. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Millennium Pharmaceuticals, Inc. at a purchase price of $25.00 per share, with 326,704,024 shares issued and outstanding and 21,718,903 shares issuable upon exercise of outstanding options (with a weighted average exercise price of $16.0086), in each case as of April 7, 2008, as represented by Millennium Pharmaceuticals, Inc.

    **
    The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000393.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this "Schedule TO") is filed by Mahogany Acquisition Corp. ("Purchaser"), a Delaware corporation and wholly-owned subsidiary of Takeda America Holdings, Inc. ("Takeda America"), which is a New York corporation and wholly-owned subsidiary of Takeda Pharmaceutical Company Limited ("TPC"), a corporation organized under the laws of Japan, to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Millennium Pharmaceuticals, Inc., a Delaware corporation ("Millennium") (collectively the "Shares" and each share thereof a "Share"), at a purchase price of $25.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 11, 2008 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). This Schedule TO is being filed on behalf of Purchaser, Takeda America and TPC.

        The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.    SUMMARY TERM SHEET

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

        (a) The name of the subject company and the issuer of securities to which this Schedule TO relates is Millennium Pharmaceuticals, Inc., a Delaware corporation. Millennium's principal executive offices are located at 40 Landsdowne Street, Cambridge, Massachusetts 02139, and its telephone number is (617) 679-7000.

        (b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of Millennium. Based on information provided by Millennium in its representation of capitalization, as of April 7, 2008 there were 326,704,024 shares of common stock, par value $0.001 per share, of Millennium issued and outstanding. The information set forth in the "Introduction" section of the Offer to Purchase is incorporated herein by reference.

        (c) The Shares are traded on the Nasdaq Global Select Market under the symbol "MLNM." The information set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

        (a), (b), (c) The information set forth in Section 8 "Certain Information Concerning TPC, Takeda America and Purchaser" and Schedule I "Directors and Executive Officers of TPC, Takeda America and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

        The information set forth in the Summary Term Sheet, Section 1 "Terms of the Tender Offer," Section 2 "Acceptance for Payment and Payment for Shares," Section 3 "Procedures for Accepting the Offer and Tendering Shares," Section 4 "Withdrawal Rights," Section 5 "Certain United States Federal Income Tax Consequences," Section 10 "Background of the Offer; Past Contacts or Negotiations with Millennium," Section 11 "The Transaction Documents," Section 12 "Purpose of the Offer; Plans for Millennium," Section 13 "Certain Effects of the Offer" and Section 15 "Certain Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (a)(1) Other than the transactions described in Item 5(b) below, during the past two years none of TPC, Takeda America or Purchaser nor, to the best knowledge of TPC, Takeda America and Purchaser, any of the persons listed in Schedule I "Directors and Executive Officers of TPC, Takeda America and Purchaser" of the Offer to Purchase has entered into any transaction with Millennium or any of Millennium's affiliates that are not natural persons.

        (a)(2) Other than the transactions described in Item 5(b) below, during the past two years none of TPC, Takeda America or Purchaser nor, to the best knowledge of TPC, Takeda America and Purchaser, any of the persons listed in Schedule I "Directors and Executive Officers of TPC, Takeda America and Purchaser" of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of Millennium that is a natural person with an aggregate value that exceeds $60,000.

        (b) The information set forth in Section 8 "Certain Information Concerning TPC, Takeda America and Purchaser," Section 10 "Background of the Offer; Past Contacts or Negotiations with Millennium," Section 11 "The Transaction Documents" and Section 12 "Purpose of the Offer; Plans for Millennium" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a),(c)(1)-(7) The information set forth in Section 10 "Background of the Offer; Past Contacts or Negotiations with Millennium," Section 12 "Purpose of the Offer; Plans for Millennium" and Section 13 "Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a), (b), (d) The information set forth in Section 9 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a), (b) The information set forth in the "Introduction," Section 8 "Certain Information Concerning TPC, Takeda America and Purchaser," Section 10 "Background of the Offer; Past Contacts or Negotiations with Millennium," Section 11 "The Transaction Documents," Section 12 "Purpose of the Offer; Plans for Millennium" and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        (a) The information set forth in Section 18 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 11.    ADDITIONAL INFORMATION

        (a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) TPC, Takeda America, Purchaser or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Millennium or any of its executive officers, directors, controlling persons or subsidiaries.

        (a)(2)-(4) The information set forth in Section 13 "Certain Effects of the Offer," Section 15 "Certain Conditions of the Offer," and Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

        (b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.    EXHIBITS

        See Exhibit Index following the Signature Page.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2008	MAHOGANY ACQUISITION CORP.
	By:	/s/ IWAAKI TANIGUCHI
		Name:	Iwaaki Taniguchi
		Title:	President
Dated: April 11, 2008	TAKEDA AMERICA HOLDINGS, INC.
	By:	/s/ IWAAKI TANIGUCHI
		Name:	Iwaaki Taniguchi
		Title:	President
Dated: April 11, 2008	TAKEDA PHARMACEUTICAL COMPANY LIMITED
	By:	/s/ YASUCHIKA HASEGAWA
		Name:	Yasuchika Hasegawa
		Title:	President

EXHIBIT INDEX

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase dated April 11, 2008.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on April 11, 2008.
(a)(1)(H)	Joint Press Release, dated April 10, 2008, issued by TPC and Millennium, incorporated by reference to the Schedule TO-C filed by Purchaser with the SEC on April 10, 2008.
(a)(5)	Press Release, dated April 11, 2008.
(d)(1)
Agreement and Plan of Merger, dated as of April 10, 2008, among Millennium, Purchaser, Takeda America and (for certain purposes) TPC, incorporated by reference to Exhibit (e)(1) to the Schedule 14D-9 filed by Millennium with the SEC on April 11, 2008 (the "14D-9").
(d)(2)	Tender and Support Agreement, dated April 10, 2008, between Takeda America and certain stockholders of Millennium named therein.
(d)(3)	Confidentiality Agreement, dated February 20, 2008, between Millennium and TPC.
(d)(4)(A)	Amendment to Letter Agreement, dated April 10, 2008 between Millennium and Christophe Bianchi, incorporated by reference to Exhibit (e)(17) to the 14D-9.
(d)(4)(B)	Amendment to Letter Agreement, dated April 10, 2008 between Millennium and Joseph B. Bolen, incorporated by reference to Exhibit (e)(20) to the 14D-9.
(d)(4)(C)	Amendment to Letter Agreement, dated April 10, 2008 between Millennium and Deborah Dunsire, incorporated by reference to Exhibit (e)(16) to the 14D-9.
(d)(4)(D)	Amendment to Letter Agreement, dated April 10, 2008 between Millennium and Marsha H. Fanucci, incorporated by reference to Exhibit (e)(14) to the 14D-9.
(d)(4)(E)	Amendment to Letter Agreement, dated April 10, 2008 between Millennium and Stephen M. Gansler, incorporated by reference to Exhibit (e)(18) to the 14D-9.
(d)(4)(F)	Amendment to Letter Agreement, dated April 10, 2008 between Millennium and Laurie B. Keating, incorporated by reference to Exhibit (e)(15) to the 14D-9.
(d)(4)(G)	Amendment to Letter Agreement, dated April 10, 2008 between Millennium and Anna Protopapas, incorporated by reference to Exhibit (e)(19) to the 14D-9.
(d)(4)(H)	Amendment to Letter Agreement, dated April 10, 2008 between Millennium and Nancy Simonian, incorporated by reference to Exhibit (e)(21) to the 14D-9.
(d)(4)(I)	Amendment to Letter Agreement, dated April 10, 2008 between Millennium and Peter F. Smith, incorporated by reference to Exhibit (e)(22) to the 14D-9.

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SCHEDULE TO
SIGNATURES
EXHIBIT INDEX